UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2008

OR

( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

001-31708
(Commission file number of the issuer)

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of plan)

CAPITOL BANCORP LTD.
Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements and Schedules.

As permitted in the Instructions to Form 11-K, the information called for in Items 1-3, inclusive, is submitted pursuant to Item 4.

Item 4.	ERISA Financial Statements and Schedules.

The attached audited financial statements and schedules of Capitol Bancorp Ltd. Employee Stock Ownership Plan (the "Plan"), which are hereby incorporated herein by reference, have been prepared in accordance with generally accepted accounting principles and the applicable provisions of Article 6A of Regulation S-X:

Report of Independent Registered Public Accounting Firm dated June 25, 2009

Statements of Net Assets Available for Benefits—December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits—years ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedules for the year ended December 31, 2008

All financial statements and schedules of the Plan have been incorporated herein by reference from the attached audited financial statements and schedules of the Plan.  No other schedules are included here because they are either not required or not applicable.

The written Consent of Independent Registered Public Accounting Firm, BDO Seidman, LLP, is attached to this Form 11-K as Exhibit 23.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Contents

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	5
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	6
Notes to Financial Statements	7-11

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	12
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008	13

99 Monroe Avenue N.W., Suite 800
Grand Rapids , Michigan   49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680

Report of Independent Registered Public Accounting Firm

ESOP Committee
Capitol Bancorp, Ltd.
     Employee Stock Ownership Plan
Lansing, Michigan

We have audited the accompanying statements of net assets available for benefits of Capitol Bancorp, Ltd. Employee Stock Ownership Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the ESOP Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the ESOP Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grand Rapids, Michigan
June 25, 2009

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets

Cash	$160	$403
Investment in Capitol Bancorp Ltd. common stock, at fair value (Notes 2 and 3)	2,678,208	5,742,308
Employer contributions receivable	-	1,300,456

Total Assets	2,678,368	7,043,167

Liabilities

Other liabilities	1,267	1,080

Net Assets Available for Benefits	$2,677,101	$7,042,087

See accompanying notes to financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008		2007

Investment Income (Loss)
Net depreciation in fair value of investment	$(4,311,515	) $	(7,577,696)
Dividends	175,483		287,029

Net investment loss	(4,136,032)		(7,290,667)

Employer Contributions	-		1,300,456

Subtotal	(4,136,032)		(5,990,211)

Deduction
Distributions to participants	228,954		477,639

Net decrease	(4,364,986)		(6,467,850)

Net Assets Available for Benefits, beginning of year	7,042,087		13,509,937

Net Assets Available for Benefits, end of year	$2,677,101		$7,042,087

See accompanying notes to financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

1.        Plan Description

The following description of Capitol Bancorp Ltd. Employee Stock Ownership Plan (Plan), as amended and restated, provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to qualifying employees of Capitol Bancorp Ltd. and its participating subsidiaries (collectively referred to as Capitol).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Capitol Bancorp Ltd. ESOP Committee (ESOP Committee), which is composed of individuals appointed by Capitol’s Board of Directors.  The Plan’s trustees are also individuals appointed by Capitol’s Board of Directors.  Certain administrative functions are performed by officers or employees of Capitol.  No such officer or employee receives compensation from the Plan.  Administrative expenses of the Plan are paid directly by Capitol.

The accompanying financial statements present the assets and liabilities and changes therein pertaining to the accounts of participants with vested and nonvested rights in allocated shares of Capitol’s stock.  All shares held by the Plan have been allocated to participants’ accounts, except for shares relating to unallocated forfeitures as of December 31, 2008.  Capitol has no rights against shares which have been allocated to participants’ accounts.

Eligibility

To be eligible to participate in the Plan, an employee must have attained the age of 21, have completed at least one year of service and worked at least 1,000 hours.

Contributions

Contributions made to the Plan are in such amounts as determined by Capitol’s Board of Directors, at its discretion.  No employee contributions to the account are required or permitted.  Contributions are allocated to each participant’s account in the same

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

proportion that each participant’s compensation for the plan year bears to the total compensation of all participants.  Any cash dividends paid by Capitol are reinvested by the Plan into shares of Capitol stock; such shares are allocated to each participant’s account according to the number of shares held in each participant’s account.

Participant Distributions

Upon termination of service, including retirement, disability or death, a participant (or beneficiary, when applicable) may elect to receive either a lump-sum distribution or a direct transfer to another qualified retirement plan or IRA.  Subject to certain conditions and terms, a participant may make voluntary withdrawals while employed.  Distributions are made in cash or in the form of common shares of Capitol plus cash for any fractional share, as determined by the ESOP Committee.

Diversification

Diversification is offered to qualified participants close to retirement age in order to provide them the opportunity to transfer a portion of their vested account balance in the Plan into investments which are more diversified.  Participants who are at least age 55 and have at least 10 years of participation in the Plan may elect to diversify up to 25% of their account during the first five years of the election period, and up to 50% during the final election year.  Participants electing to diversify receive a stock distribution or a rollover to a qualified plan.

Vesting

Prior to December 31, 2007, participants’ accounts began vesting after the first two years of service at a rate of 20% for each year of service, with 100% vesting after seven years of service or upon reaching normal retirement age of 65.  Effective December 31, 2007, the Plan was amended to allow for participants’ accounts to begin vesting at a rate of 20% for each year of service after the first year of service, with 100% vesting after six years of service or upon reaching normal retirement age of 65.  If a participant leaves Capitol’s employment prior to account vesting, the nonvested portion of his or her account is forfeited.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Forfeitures

Prior to January 1, 2008, forfeitures were applied to participant accounts in the same manner as contributions.  Forfeited unvested shares totaling 2,264 in 2007 were reallocated to remaining Plan participants.  Effective January 1, 2008, forfeitures are used to reduce employer contributions in the current or future Plan years, in accordance with Plan provisions.  Unallocated forfeitures totaling 2,674 shares remained in the Plan at December 31, 2008.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  Unallocated shares, and allocated shares for which participants have not exercised their voting rights, may be voted by the ESOP Committee at its sole discretion.

Plan Termination

Although it has not expressed any intent to do so, Capitol has the right to terminate the Plan at any time, subject to Plan provisions.  In the event of Plan termination, the accounts of all participants become fully vested and nonforfeitable, and the ESOP Committee will direct the trustee to distribute the assets remaining in the trust fund, after payment of any expenses, to participants in accordance with Plan provisions.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Investment Valuation, Income Recognition and Concentration of Risk

The common shares of Capitol are stated at fair value based on unadjusted quoted market prices.  Dividends are accrued on the record date.

As an ESOP, the Plan has a material concentration of its assets in equity securities of its sponsor, Capitol.  Such concentration poses a risk that Plan assets and participant accounts are exposed to both overall market volatility and volatility in equity securities of the financial institution sector, and that changes in the value of Capitol’s common stock could materially affect participants’ account balances and the amounts reported in the financial statements.

Payments of Benefits

Benefits are recorded when paid.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS No. 157).  FAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  The Plan adopted FAS No. 157 effective January 1, 2008 (see Note 5, “Fair Value Measurements”).  There was no material impact to the Plan’s financial statements upon adoption of FAS No. 157.

3.         Investments

The Plan’s investment in Capitol Bancorp Ltd. common stock is summarized in the following table:

December 31,	2008	2007

Number of shares	343,360	285,403
Fair value	$2,678,208	$5,742,308

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

4.        Income Tax Status

The Internal Revenue Service has determined and informed the ESOP Committee by a letter dated August 21, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC).  The Plan has been amended and restated since receiving the determination letter.  However, the ESOP Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.        Fair Value Measurements

As discussed in Note 2, the Plan adopted FAS No. 157 effective January 1, 2008.  FAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2008, the fair value of all investment assets of the Plan have been determined on the basis of Level 1 measurements.

6.         Subsequent Events

During the first half of 2009, equity securities of publicly traded financial institutions, such as Capitol, have decreased in value significantly.  During this period, the fair value of Capitol’s common stock has decreased accordingly.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  38-2761672
Plan Number:  002

December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Capitol Bancorp Ltd.	343,360 common stock shares, no par value	$7,089,785	$2,678,208

*  A party-in-interest as defined by ERISA.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  38-2761672
Plan Number: 002

Year ended December 31, 2008

	(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling Price		(e) Lease Rental		(f) Expense Incurred With Transaction		(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

*	Capitol Bancorp Ltd.	Capitol Bancorp Ltd.common stock	$1,300,456	$	N/A	$	N/A	$	N/A	$1,300,456	$1,300,456	$	N/A

*  A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN

CAPITOL BANCORP LTD.
Plan Administrator

Date: June 29, 2009	By: /s/ Cristin K. Reid
Cristin K. Reid, Corporate President, as Trustee